WELLS FARGO FINANCIAL, INC.

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12

	Years Ended December 31,
	2001	2000	1999	1998	1997
	(Thousands of Dollars)
Net earnings	$264,817	$241,054	$265,361	$238,604	$269,450

Add:

Fixed charges:

Interest including amortization of debt expense	685,014	639,444	520,063	485,784	401,736

One third of rentals*	13,410	12,844	13,974	13,406	12,107

Total fixed charges	698,424	652,288	534,037	499,190	413,843

Provision for income taxes	158,873	138,834	149,190	121,668	144,082

Total net earnings, fixed charges and income taxes - “Earnings”	$1,122,114	$1,032,176	$948,588	$859,462	$827,375

Ratio of earnings to fixed charges	1.61	1.58	1.78	1.72	2.00

*      One-third of rentals is deemed representative of the interest factor.